Holland & Hart llp
ATTORNEYS AT LAW

DENVER • ASPEN BOULDER • COLORADO SPRINGS DENVER TECH CENTER BILLINGS • BOISE CHEYENNE • JACKSON HOLE SALT LAKE CITY • SANTA FE WASHINGTON, D.C.	SUITE 3200 555 SEVENTEENTH STREET DENVER, COLORADO 80202-3979 MAILING ADDRESS P.O. BOX 8749 DENVER, COLORADO 80201-8749	TELEPHONE (303) 295-8000 FACSIMILE (303) 295-8261 Amy L. Bowler (303) 295-8337 (303) 713-6305 Fax abowler@hollandhart.com
September 15, 2006
BY EDGAR
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Exabyte Corporation’s Preliminary Proxy Statement for Special Meeting of Stockholders
Ladies and Gentlemen:
     On behalf of Exabyte Corporation (“Exabyte”), submitted herewith via the EDGAR filing system are the preliminary proxy materials for a special meeting of Exabyte’s stockholders to approve a sale of substantially all of Exabyte’s assets and to approve separately related matters. The preliminary proxy materials include a preliminary copy of the proxy statement and the proxy card.
     Exabyte intends to mail definitive proxy materials to its stockholders on or about October 2, 2006.
     Please contact Mark R. Levy, also of Holland & Hart, at (303) 295-8073 or the undersigned at (303) 295-8337 should the Staff of the Commission have any questions regarding these preliminary proxy materials.

Sincerely,

/s/ Amy L. Bowler

Amy L. Bowler
for Holland & Hart llp

cc:	Carroll A. Wallace Mark R. Levy, Esq.